Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 21, 2013

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on June 4, 2013, regarding Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A for the Direxion Daily Chile Bull 3X Shares, Direxion Daily Chile Bear 3X Shares, Direxion Daily Hong Kong Bull 3X Shares, Direxion Daily Hong Kong Bear 3X Shares, Direxion Daily Japan Bull 3X Shares, Direxion Daily Japan Bear 3X Shares, Direxion Daily Mexico Bull 3X Shares and Direxion Daily Mexico Bear 3X Shares, each a new series of the Direxion Shares ETF Trust (“Trust” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on April 8, 2013. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Include a line in the expense table for each Fund above the “Total Annual Fund Operating Expenses” line item to denote that the “Total Annual Fund Operating Expenses” line item is a total figure of the expenses in the expense table.

The Trust has added the requested disclosure to the expense table for each Fund.

Securities and Exchange Commission

June 21, 2013

2.	Under “Principal Investment Strategies” in the Fund Summary for each Fund, please include as of the date of the last reconstitution of the index: (1) the total dollar size of the underlying index; (2) the number of constituent securities of the underlying index; and (3) the market capitalization range of the index (rather than the average market capitalization of the underlying index as currently shown).

The Trust has added the requested disclosure to the index description included in the Principal Investment Strategy section. .

3.	Where a Fund’s underlying index provides material exposure to certain industry sectors, please disclose, as applicable, any sector risk (or the risk of investing in a particular sector) in the Principal Investment Strategies section.

The Trust responds by noting that it has disclosed sector risk in the Principal Investment Strategies section where applicable.

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: President

cc:	Robert J. Zutz, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC